Exhibit 99.1

Visionary Announces Name Change

TORONTO, Feb. 8, 2024 /PRNewswire/ – Visionary Holdings Inc. (f/k/a Visionary Education Technology Holdings Group Inc.) (NASDAQ: GV) (“Visionary” or the “Company”), a private education provider located in Canada, with subsidiaries in Canada and market partners in China, today announced it has changed its legal name from Visionary Education Technology Holdings Group Inc. to Visionary Holdings Inc.

The Company’s common shares will continue to trade under the ticker symbol “GV”. No action by the Company's shareholders is required with respect to the name change. The CUSIP number for the Company’s common shares will remain unchanged.

About Visionary Holdings Inc. (f/k/a Visionary Education Technology Holdings Group Inc.)

Visionary Holdings Inc. (f/k/a Visionary Education Technology Holdings Group Inc.), headquartered in Toronto, Canada, is a private education provider located in Canada, with subsidiaries in Canada and market partners in China, that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Holdings Inc. (f/k/a Visionary Education Technology Holdings Group Inc.)

Investor Relations Department

Email: ir@farvision.ca